Exhibit 99.2

Execution Version

SHOPIFY INC.

0.125% Convertible Senior Notes due 2025

UNDERWRITING AGREEMENT

September 15, 2020

September 15, 2020

Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.

c/o	Goldman Sachs & Co. LLC 200 West Street New York, New York 10282

c/o	Citigroup Global Markets Inc. 388 Greenwich Street, New York, New York 10013

Ladies and Gentlemen:

Shopify Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”), for whom Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are acting as representatives (the “Representatives” or “you”), US$800,000,000 aggregate principal amount of its 0.125% Convertible Senior Notes due 2025 (the “Firm Securities”) to be issued pursuant to the provisions of an Indenture dated as of September 18, 2020 (the “Base Indenture”) among the Company and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as Trustees (collectively, the “Trustees”), as supplemented by a First Supplemental Indenture (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), dated as of September 18, 2020, among the Company and the Trustees. The Company also proposes to issue and sell to the several Underwriters not more than an additional US$120,000,000 aggregate principal amount of its 0.125% Convertible Senior Notes due 2025 (the “Additional Securities”) if and to the extent that you, as Representatives of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such Additional Securities granted to the Underwriters in Section 2 hereof. The Firm Securities and the Additional Securities are hereinafter collectively referred to as the “Securities”. The Company’s Class A subordinate voting shares are hereinafter referred to as the “Class A Shares.” The Class A Shares together with the Class B multiple voting shares of the Company are hereinafter referred to as the “Subject Shares.” The Securities will be convertible into cash, Class A Shares (the “Underlying Securities”) or a combination of cash and Underlying Securities, at the Company’s election, as set forth in the Indenture.

The Company meets the requirements under the Securities Act (Ontario) and the securities legislation applicable in each of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Saskatchewan, Northwest Territories, Nunavut and Yukon (collectively with Ontario, the “Canadian Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions (as defined below), and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions, including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”), for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to a final short form base shelf prospectus (collectively, the “Canadian Securities Laws”). The Company has filed a preliminary short form base shelf prospectus, dated July 28, 2020 and a final short form base shelf prospectus, dated August 6, 2020, in respect of up to US$7,500,000,000 aggregate principal amount of Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts and units of the Company (collectively, the “Shelf Securities”) with the Ontario Securities Commission (the “Reviewing Authority”) and the other Canadian securities regulators in the Canadian Qualifying Jurisdictions (together with the Reviewing Authority, the “Canadian Securities Commissions”); the Reviewing Authority has issued a receipt under Multilateral Instrument 11-102 – Passport System (collectively, the “Receipt”) in respect of each of such preliminary short form base shelf prospectus and final short form base shelf prospectus (the final short form base shelf prospectus filed with the Canadian Securities Commissions on or before the date of this Agreement, and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Base Prospectus”). The Canadian preliminary prospectus supplement relating to the offering of the Securities, which excludes certain pricing information and other final terms of the Securities and which has been filed with the Canadian Securities Commissions on September 15, 2020, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the offering of the Securities, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”.

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”). The Company has filed a registration statement on Form F-10 (File No. 333-240142) in respect of the Shelf Securities with the Commission and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the offering of the Securities filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on September 15, 2020 (which consists of the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the offering of the Securities to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Prospectuses or any free writing prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions and the Commission pursuant to Canadian Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the free writing prospectuses, if any, and the term sheet, each identified in Schedule II hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.

As used herein, the terms “Registration Statement,” “U.S. Preliminary Prospectus,” “Canadian Preliminary Prospectus,” “Time of Sale Prospectus”, “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents, if any, incorporated by reference therein, from time to time.

1.          Representations and Warranties of the Company.  The Company represents and warrants to and agrees with each of the Underwriters that:

(a)          The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission; the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Securities has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by any Canadian Securities Commission; and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with.

(b)          (i) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date (as defined below), will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the Registration Statement and U.S. Final Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the applicable rules and regulations of the Commission thereunder, (iv) the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws, (v) the Time of Sale Prospectus does not, and at the time of each sale of the Securities in connection with the offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 4), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Securities, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(c)          The Company is a “reporting issuer”, and has complied with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Securities through registrants registered in the applicable categories under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions, except for the filing of the Canadian Final Prospectus.

(d)          The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act.  Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Except for the free writing prospectuses, if any, identified in Schedule II hereto, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(e)          Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with applicable Canadian Securities Laws; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder.

(f)          The Company has been incorporated, is validly existing as a corporation in good standing under the federal laws of Canada, has the corporate power and capacity to own its property and to conduct its business as described in the Time of Sale Prospectus and the Prospectuses and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(g)          Each subsidiary of the Company has been duly incorporated, is validly existing and in good standing under the laws of the jurisdiction of its formation, has the corporate or other similar power and capacity to own its property and to conduct its business as described in the Time of Sale Prospectus and the Prospectuses and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole; all of the issued share capital of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except for such liens, encumbrances, equities or claims described in the Time of Sale Prospectus and the Prospectuses.

(h)          This Agreement has been duly authorized and, to the extent applicable, executed and delivered by the Company.

(i)          All necessary action has been taken by the Company to authorize the execution and delivery of this Agreement and the transactions contemplated hereby, including, as applicable, execution and delivery of the Canadian Base Prospectus, the Canadian Preliminary Prospectus, any Marketing Materials (as defined herein) and the Canadian Final Prospectus, as well as any amendments to any of the foregoing, and the filing or delivery thereof under Canadian Securities Laws in each Canadian Qualifying Jurisdiction.

(j)          The authorized share capital of the Company conforms as to legal matters in all material respects to the description thereof contained in each of the Time of Sale Prospectus and the Prospectuses.

(k)          As of September 11, 2020, the authorized share capital of the Company consists of an unlimited number of Class A Shares of which 108,737,214 were issued and outstanding, an unlimited number of Class B multiple voting shares of which 11,875,644 were issued and outstanding (subject, in the case of each of the Class A Shares and the Class B multiple voting shares, to ordinary course option exercises and conversions from Class B multiple voting shares that are pending and have not yet been processed) and an unlimited number of preferred shares, issuable in series, none of which were issued and outstanding.

(l)          All of the outstanding shares of the Company have been duly authorized and are validly issued, fully paid and non-assessable.

(m)          The Securities have been duly authorized by the Company and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability, and the registered holder of the Securities will be entitled to the benefits of the Indenture pursuant to which such Securities are to be issued.

(n)          The maximum number of Underlying Securities issuable upon conversion of the Securities pursuant to the terms thereof (assuming, for such purposes, that the Company elected Physical Settlement (as defined in the Indenture)), including the maximum number of Class A Shares that may be issued upon conversion of the Securities in connection with a Make-Whole Fundamental Change (as defined in the Indenture), Cleanup Redemption (as defined in the Indenture) or Optional Redemption (as defined in the Indenture) (such maximum number of  Underlying Securities, the “Maximum Number of Underlying Securities”), have been duly authorized and reserved for issuance upon such conversion by all necessary corporate action and such shares, when issued upon conversion of the Securities in accordance with the terms of the Securities, will be validly issued, fully paid and non‑assessable; and the issuance of the Underlying Securities upon such conversion will not be subject to preemptive rights or other similar rights of any securityholder of the Company.

(o)          The issued and outstanding Class A Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), and the Company is in compliance in all material respects with the rules and regulations of the TSX and the NYSE.

(p)          The Base Indenture and the performance thereof has been duly authorized by the Company, and when executed and delivered by the Company, assuming the due authorization, execution and delivery by the Trustees, will be a valid and binding agreement of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability; the Supplemental Indenture and the performance thereof has been duly authorized by the Company, and when executed and delivered by the Company, assuming the due authorization, execution and delivery by the Trustees, will be a valid and binding agreement of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability; the Base Indenture has been duly qualified under the Trust Indenture Act; and the Securities and the Indenture will conform to the descriptions thereof in the Disclosure Package and the Prospectuses.

(q)          The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement, the Base Indenture, the Supplemental Indenture and the Securities, including, without limitation, the issuance and sale of the Securities, including the issuance of any Underlying Securities upon conversion of the Securities (assuming such conversion occurred as of the date hereof) (together, the “Transaction Documents”) will not contravene (i) any provision of applicable law, (ii) the articles of incorporation or by‑laws of the Company, in each case as amended, (iii) any agreement or other instrument binding upon the Company or any of its subsidiaries, or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, except for any contravention in the case of clauses (i), (iii) and (iv) as would not have a material adverse effect on the Company and its subsidiaries, taken as a whole or on the power or ability of the Company to perform its obligations under the Transaction Documents.

(r)          No consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under the Transaction Documents, except such as have been obtained or may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Securities and the filing of the Canadian Final Prospectus.

(s)          There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses.

(t)          There are no legal or governmental proceedings pending or, to the knowledge of the Company, threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject (i) other than proceedings accurately described in all material respects in each of the Time of Sale Prospectus and the Prospectuses and proceedings that would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, or on the power or ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus and the Prospectuses or (ii) that are required to be described in the Registration Statement or the Prospectuses and are not so described in all material respects.

(u)          There are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectuses or to be filed as exhibits to the Registration Statement or filed with the Canadian Securities Commissions in connection with the filing of the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Time of Sale Prospectus or the Prospectuses that are not described in all material respects or filed as required.

(v)          The Company is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in U.S. Final Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(w)          Computershare Investor Services Inc. at its principal office in Toronto, Ontario has been duly appointed as transfer agent and registrar for the Underlying Securities and Computershare Trust Company NA at its principal office in Denver, Colorado has been duly appointed as U.S. co-transfer agent and co-registrar for the Underlying Securities.

(x)          The Company and its subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(y)          There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean‑up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(z)          Other than the Third Amended and Restated Investors’ Rights Agreement, dated May 27, 2015, between the Company, each of the investors listed on Schedule “A” thereto and each of the shareholders listed on Schedule “B” thereto (the “Third Amended and Restated Investors’ Rights Agreement”), there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act or a prospectus under Canadian Securities Laws with respect to any securities of the Company or to require the Company to include such securities with the Securities being offered pursuant to the U.S. Final Prospectus or the Securities qualified by the Canadian Final Prospectus.  The Company has complied with all provisions of the Third Amended and Restated Investors’ Rights Agreement applicable to the offer and sale of the Securities, including obtaining the waiver of certain shareholders to the registration rights granted thereunder.

(aa)          None of the Company, any of its subsidiaries or controlled affiliates, directors, officers or employees, or to the knowledge of the Company, any agent, affiliate or representative of the Company or of any of its subsidiaries or controlled affiliates, has taken any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Company and its subsidiaries and controlled affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(bb)          The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(cc)          (i) Neither the Company nor any of its subsidiaries, nor any director, officer, or employee thereof, nor, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:

(A)          the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor

(B)          located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea and Syria).

(ii)          The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)          to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)          in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)          the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(dd)          Subsequent to the respective dates as of which information is given in each of the Time of Sale Prospectus and the Prospectuses, (i) the Company and its subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Company has not purchased any of its outstanding shares, nor declared, paid or otherwise made any dividend or distribution of any kind on its shares; and (iii) there has not been any material change in the share capital, short‑term debt or long‑term debt of the Company and its subsidiaries, except in each case as described in each of the Time of Sale Prospectus and the Prospectuses, respectively.

(ee)          The Company and its subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in each of the Time of Sale Prospectus and the Prospectuses or such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries, in each case except as described in each of the Time of Sale Prospectus and the Prospectuses.

(ff)          To the knowledge of the Company, the Company and its subsidiaries own or possess or can acquire on commercially reasonable terms, sufficient rights to use all material patents, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names necessary for the conduct of their respective businesses as described in the Time of Sale Prospectus and the Prospectuses, except as would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, and neither the Company nor any of its subsidiaries has received any notice of infringement or violation of asserted intellectual property rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(gg)          No material labor dispute with the employees of the Company or any of its subsidiaries exists, except as described in each of the Time of Sale Prospectus and the Prospectuses, or, to the knowledge of the Company, is imminent.

(hh)          Except as would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, the Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are, in the Company’s reasonable judgment, prudent and customary in the businesses in which they are engaged; neither the Company nor any of its subsidiaries has been refused any insurance coverage sought or applied for, the refusal of which would have a material adverse effect on the Company and its subsidiaries, taken as a whole; and neither the Company nor any of its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, except as described in each of the Time of Sale Prospectus and the Prospectuses.

(ii)          The Company and its subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, provincial, state or foreign regulatory authorities necessary to conduct their respective businesses, except where the failure to obtain such certificates, authorizations or permits would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the Company and its subsidiaries, taken as a whole, except as described in each of the Time of Sale Prospectus and the Prospectuses.

(jj)          Except as disclosed in the Time of Sale Prospectus and the Prospectuses, no acquisition has been made by the Company since January 1, 2019 that is a “significant acquisition” for the purposes of Item 10 of Form 44-101F1 of NI 44-101 and no proposed acquisition by the Company of a business or related businesses has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company at the date of the Prospectuses, would be a “significant acquisition” for the purposes of Item 10 of Form 44-101F1 of NI 44-101, in each case, that would require the prescribed disclosure in the Canadian Final Prospectus pursuant to applicable Canadian Securities Laws.

(kk)          The Company has a reasonable basis for disclosing all forward-looking information (as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) contained in the Time of Sale Prospectus and the Prospectuses.

(ll)          There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution, delivery and performance of this Agreement by the Company.

(mm)          No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the issuance, sale and delivery to the Underwriters of the Securities or the authorization, execution, delivery and performance of this Agreement or the resale of Securities by an underwriter to U.S. residents.

(nn)          The financial statements included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, together with the related schedules and notes, present fairly the financial position of the Company at the dates indicated and the statements of financial position of the Company for the periods specified; such financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods involved.  The supporting schedules, if any, included in the Registration Statement present fairly in accordance with U.S. GAAP the information required to be stated therein.   The interactive data in the eXtensible Business Reporting Language incorporated by reference into the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(oo)          PricewaterhouseCoopers LLP, who have certified certain financial statements of the Company and delivered their report with respect to the audited consolidated financial statements included in the Time of Sale Prospectus and the Prospectuses, (i) have been the Company’s auditors since August 2011 and (ii) are independent public accountants as required by Canadian Securities Laws, are independent in accordance with the requirements of the institute of chartered accountants in each of the Canadian Qualifying Jurisdictions in respect of a listed entity (as defined in such requirements) and are an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States), and there has not been any reportable event (within the meaning of NI 51-102) with PricewaterhouseCoopers LLP with respect to the audit of the Company.

(pp)          The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in each of the Time of Sale Prospectus and the Prospectuses, since the end of the Company’s most recent audited fiscal year, (i) there has been no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(qq)          Except as described in each of the Time of Sale Prospectus and the Prospectuses, the Company has not sold, issued or distributed any shares during the six‑month period preceding the date hereof, including any sales pursuant to Rule 144A under, or Regulation D or S of, the Securities Act, other than shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.

(rr)          The Company and each of its subsidiaries have filed all federal, state, provincial, local and foreign tax returns required to be filed through the date of this Agreement or have requested extensions thereof (except where the failure to file would not, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole) and have paid all taxes required to be paid thereon (except for cases in which the failure to pay, individually or in the aggregate, would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, or, except as currently being contested in good faith and for which reserves required by U.S. GAAP have been created in the financial statements of the Company), and no tax deficiency has been determined adversely to the Company or any of its subsidiaries which has had (nor does the Company nor any of its subsidiaries have any notice or knowledge of any tax deficiency which could reasonably be expected to be determined adversely to the Company or its subsidiaries and which could reasonably be expected to have) a material adverse effect on the Company and its subsidiaries, taken as a whole.

(ss)          The Company (a) has delivered the “Template Version” (as defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) of any “Marketing Materials” (as defined in NI 41-101) relating to any “Road Show” (as defined in NI 41-101) (“Road Show Materials”) to the Canadian Securities Commissions in each of the Canadian Qualifying Jurisdictions in compliance with the requirements of the Canadian Securities Laws; and (b) has filed the Template Version of any Marketing Materials (other than the Road Show Materials), if any, approved by the Company and the Representatives in the manner contemplated by Canadian Securities Laws, with the Canadian Securities Commissions in each of the Canadian Qualifying Jurisdictions not later than the day on which such Marketing Materials were first provided to a potential investor in the offering of Securities pursuant to this Agreement. If any “Comparables” (as defined in NI 41-101) and disclosure relating to such Comparables has been redacted from the Template Version of any Marketing Materials filed with the Canadian Securities Commissions in each of the Canadian Qualifying Jurisdictions, a complete Template Version of such Marketing Materials (containing the Comparables and related disclosure) has been delivered to the Canadian Securities Commissions in each of the Canadian Qualifying Jurisdictions by the Company in compliance with Canadian Securities Laws.

2.          Agreements to Sell and Purchase.  The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase the amount of Firm Securities set forth opposite such Underwriter’s name in Schedule I hereto at a price of 98.75% of the principal amount thereof (the “Purchase Price”) plus accrued interest, if any, to the Closing Date.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Securities, and the Underwriters shall have the right to purchase, severally and not jointly, all or a portion of Additional Securities at the Purchase Price, plus accrued interest, if any, to the date of payment and delivery. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice to the Company not later than 30 days after the date of this Agreement. Any exercise notice shall specify the principal amount of Additional Securities to be purchased by the Underwriters and the date on which such Additional Securities are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the Closing Date nor later than ten business days after the date of such notice. Additional Securities may be purchased as provided in Section 4 solely for the purpose of covering sales of securities in excess of the principal amount of the Firm Securities. On each day, if any, that Additional Securities are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly, to purchase the principal amount of Additional Securities (subject to such adjustments to eliminate fractional Securities as you may determine) that bears the same proportion to the total principal amount of Additional Securities to be purchased on such Option Closing Date as the principal amount of Firm Securities set forth in Schedule I opposite the name of such Underwriter bears to the total principal amount of Firm Securities.

3.          Terms of Public Offering.  The Company is hereby advised by you that the Underwriters propose to make a public offering of their respective portions of the Securities as soon after this Agreement has become effective as in your judgment is advisable.  The Company is further advised by you that the Securities are to be offered to the public initially at 100% of the aggregate principal amount (the “Public Offering Price”). The Company is further advised by you that, prior to the commencement of any Road Show undertaken in connection with the marketing of the offering of the Securities, you reasonably expected that the Securities would be sold primarily in the United States. The Company and the Representatives hereby approve the term sheet, substantially in the form of Schedule II-A, for use as Marketing Materials, and both acknowledge that such Marketing Materials have not been provided to any prospective purchaser of Securities before the date hereof.

4.          Payment and Delivery.  Payment for the Firm Securities shall be made in Federal or other funds immediately available in New York City against delivery of such Firm Securities for the respective accounts of the several Underwriters at 8:00 a.m., New York City time, on September 18, 2020, or at such other time on the same or such other date, not later than September 25, 2020, as shall be designated in writing by you. The time and date of such payments are hereinafter referred to as the “Closing Date.”

Payment for any Additional Securities shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Additional Securities for the respective accounts of the several Underwriters at 8:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than October 23, 2020, as shall be designated in writing by you.

The Firm Securities and Additional Securities shall be in definitive form or global form, as specified by you, and registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Securities and Additional Securities shall be delivered to you on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Securities to the Underwriters duly paid by the Company, against payment of the Purchase Price therefor plus accrued interest, if any, to the date of payment and delivery.

All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

5.          Conditions to the Underwriters’ Obligations.  The several obligations of the Underwriters to purchase and pay for the Firm Securities on the Closing Date are subject to the condition that the Registration Statement shall have become effective not later than 4:30 pm (New York City time) on the date hereof, and to the following further conditions:

(a)          Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:

(i)          there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act; and

(ii)          there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b)          The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Section 5(a)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

The officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened.

(c)          The Underwriters shall have received on the Closing Date an opinion of Stikeman Elliott LLP, outside Canadian counsel for the Company (and such counsel may arrange for separate deliveries of opinions of local counsel, where such counsel deems such delivery proper, as to the laws of any Canadian Qualifying Jurisdiction other than the provinces of Ontario, Alberta and British Columbia and may rely upon, as to matters of fact, certificates of public officials and officers of the Company, as applicable, and letters from stock exchange representatives and transfer agents) dated the Closing Date, with respect to the following matters:

(i)          the Company has been incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and capacity to own its property and to conduct its business as described in each of the Time of Sale Prospectus and the Prospectuses;

(ii)          each Canadian subsidiary of the Company has been incorporated, is validly existing in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and capacity to own its property and to conduct its business as described in each of the Time of Sale Prospectus and the Prospectuses;

(iii)          the Company has been qualified, licensed or registered as an extra-provincial corporation in the Provinces of Ontario, Quebec, Alberta and British Columbia, and Shopify Payments (Canada) Inc. has been qualified, licensed or registered as an extra-provincial corporation in the Province of Ontario, in each case being the only Provinces in which such qualification, licensing or registration is required;

(iv)          the authorized share capital of the Company conforms as to legal matters to the description thereof contained in each of the Time of Sale Prospectus and the Prospectuses;

(v)          all of the issued shares of each Canadian subsidiary of the Company have been duly authorized and validly issued, are fully paid and non-assessable and the Company is the registered owner of all such shares;

(vi)          the issuance and sale of the Securities have been duly authorized;

(vii)          the Maximum Number of Underlying Securities have been duly authorized and reserved by the Company and, if and when issued upon conversion of the Securities in accordance with the terms of the Securities, will be validly issued, fully paid and non-assessable and the issuance of the Underlying Securities will not be subject to any preemptive or similar rights under the Canada Business Corporations Act or, to such counsel’s knowledge, any agreements of the Company that are material to the Company;

(viii)          each of this Agreement, the Base Indenture, the Supplemental Indenture and the certificates representing the Securities (if any) has been duly authorized and, in so far as execution and delivery are applicable and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, executed and delivered by the Company;

(ix)          each of the Trustees has been duly appointed by the Company (insofar as any action is required to be taken by the Company) as a trustee under the Indenture;

(x)          the execution and delivery by the Company of, and the performance by the Company of its obligations under, the Transaction Documents will not contravene any provision of the laws of the Province of Ontario or federal laws of Canada applicable therein that are applicable to the Company, or the articles of incorporation or by laws of the Company or, to such counsel’s knowledge, such agreements of the Company that are material to the Company as to be mutually agreed, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency having jurisdiction under the laws of the Province of Ontario or federal laws of Canada applicable therein is required for the performance by the Company of its obligations under the Transaction Documents except as have been obtained or will be obtained prior to the Closing Date;

(xi)          subject to the qualifications and limitations set out therein, the summary of matters included in the Canadian Final Prospectus under the caption “Purchaser’s Statutory Rights of Withdrawal and Rescission” and in the Registration Statement under the caption “Part II – Limitations on Liability and Indemnification of Directors and Officers” is in each case an accurate summary in all material respects of such matters;

(xii)          the description of the Underlying Securities and the preferred shares of the Company in the Time of Sale Prospectus and in the Prospectuses under the caption “Description of the Share Capital of the Company” is in each case, in all material respects, an accurate description of the rights, privileges, restrictions and conditions attaching to such securities;

(xiii)          subject to the qualifications, assumptions and limitations referred to therein, the statements set out in the Time of Sale Prospectus and in the Prospectuses under the caption “Certain Canadian Federal Income Tax Considerations” accurately describe a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder who acquires Securities pursuant to the offering of the Securities;

(xiv)          no withholding tax imposed under the federal laws of Canada will be required to be withheld or deducted by the Company or payable by an Underwriter in respect of (a) the execution and delivery of the Indenture or this Agreement, or the issuance and sale to the Underwriters of the Securities as contemplated by this Agreement, or (b) the payment or crediting by the Company of any commissions to such Underwriter, as contemplated by this Agreement, provided (i)(A) that such Underwriter deals at arm's length (within the meaning of the Tax Act)  with the Company, (B) that such Underwriter is not, and deals at arm's length, (within the meaning of the Tax Act) with every person that is, a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Company, and (C) that such commissions are payable for services rendered by the Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee, and that such commissions are reasonable in the circumstances, or (ii) that such Underwriter is not a non-resident of Canada for purposes of the Tax Act;

(xv)          no stamp or transfer taxes are payable by the Underwriters under the federal statutes of Canada in connection with the sale and delivery by the Company of the Securities as contemplated in this Agreement to the Underwriters or the sale and delivery by Underwriters of the Securities as contemplated in this Agreement;

(xvi)          no capital gain, income, withholding or other taxes are payable by or on behalf of an Underwriter under the federal laws of Canada on the sale and delivery outside Canada by such Underwriter of the Securities to a purchaser, as beneficial owner thereof, including entitlement to all payments thereunder, provided that such Underwriter is neither resident nor deemed to be resident in Canada for purposes of any provision of the Tax Act, does not use or hold and is not deemed to use or hold the Securities in carrying on business in Canada for purposes of the Tax Act, is not an insurer carrying on business in Canada and elsewhere, is not an “authorized foreign bank” within the meaning of the Tax Act;

(xvii)          subject to the qualifications, assumptions and limitations referred to therein, the statements set out in the Canadian Final Prospectus under the caption “Eligibility for Investment” are accurate as of the date hereof;

(xviii)          except as set out in a schedule to such counsel’s opinion, such counsel does not represent the Company or any of its subsidiaries in respect of any legal or governmental proceedings pending or threatened to which the Company or any of its subsidiaries is a party that are not described in the Registration Statement, the Time of Sale Prospectus or the Prospectuses;

(xix)          in the opinion of such counsel, the Canadian Final Prospectus (except for the financial statements and financial schedules and other financial and statistical data included therein, as to which such counsel does not express any opinion) when it was filed with the Canadian Securities Commissions, appears on its face to have been appropriately responsive in all material respects to the requirements of applicable Canadian Securities Laws (it being understood that counsel expresses no opinions as to the accuracy of the disclosure made in response to such requirements or whether such disclosure constitutes all material information required to be disclosed in response thereto);

(xx)          all necessary corporate action has been taken by the Company to authorize the filing of the Canadian Preliminary Prospectus and the Canadian Final Prospectus with the Reviewing Authority and the other Canadian Securities Commissions;

(xxi)          all necessary corporate action has been taken by the Company to authorize the filing of the Registration Statement, the U.S. Preliminary Prospectus and U.S. Final Prospectus with the Commission;

(xxii)          all necessary documents have been filed, all requisite proceedings have been taken and all other necessary approvals, permits, consents and authorizations have been obtained by the Company under Canadian Securities Laws to qualify the distribution of the Securities (A) to the public in the Canadian Qualifying Jurisdictions through registrants registered under the Canadian Securities Laws of the Canadian Qualifying Jurisdictions who have complied with the relevant provisions of such Canadian Securities Laws; and (B) to such registrants purchasing as principals;

(xxiii)          the issuance by the Company of the Underlying Securities, as contemplated by the Indenture, to persons to whom the Canadian Securities Laws apply, if, as and when such Underlying Securities are issued on the conversion of the Securities, will be exempt from the prospectus requirements of Canadian Securities Laws and no prospectus or other document is required to be filed, no proceeding is required to be taken and no approval, permit or consent of the Canadian Securities Commissions is required to be obtained by the Company under Canadian Securities Laws to permit such issuance of the Underlying Securities to such persons;

(xxiv)          the TSX has granted conditional approval for the listing of the Maximum Number of Underlying Securities, subject only to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances;

(xxv)          in any proceeding in a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) for the enforcement of this Agreement, the Ontario Court would apply the law of the State of New York (“New York law”) in accordance with the parties’ choice of law in this Agreement to all issues which under the laws of the Province of Ontario and the federal laws of Canada applicable therein (“Ontario Law”) are to be determined in accordance with the parties’ choice of law in this Agreement, provided that:

(A)          the parties’ choice of New York law is bona fide and legal and there is no reason for avoiding the choice on the grounds of Ontario public policy (“Ontario Public Policy”), as that term is understood under Ontario Law; and

(B)          in any such proceeding, and notwithstanding the parties’ choice of law, the Ontario Court;

(1)          will not take judicial notice of the provisions of New York law but will only apply such provisions if they are pleaded and proven by expert testimony;

(2)          will apply Ontario Law that under Ontario Law would be characterized as procedural and will not apply New York law that under Ontario Law would be characterized as procedural;

(3)          will apply provisions of Ontario Law that have overriding effect;

(4)          will not apply New York law if such application would be characterized under Ontario Law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law or if its application would be contrary to Ontario Public Policy; and

(5)          will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed;

(xxvi)          in an action on a final and conclusive judgment in personam of any federal or state court sitting in the Borough of Manhattan, The City of New York, New York (a “New York Court”) that is not impeachable as void or voidable under New York law, an Ontario Court would give effect to the appointment by the Company of Corporation Service Company as its agent for service in the United States of America under this Agreement, and to the provisions in this Agreement whereby the Company has submitted to the non-exclusive jurisdiction of a New York Court; and

(xxvii)          an Ontario Court would give a judgment based upon a final and conclusive in personam judgment of any New York Court for a sum certain, obtained against the Company with respect to a claim arising out of this Agreement (a “New York Judgment”), without reconsideration of the merits provided that:

(A)          an action to enforce the New York Judgment must be commenced in the Ontario Court within any applicable limitation period;

(B)          the Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment;

(C)          the Ontario Court will render judgment only in Canadian dollars; and

(D)          an action in the Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally; and

subject to the following defences:

(A)          the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(B)          the New York Judgment is for a claim which under Ontario Law would be characterized as based on a foreign revenue, expropriatory, penal or other public law;

(C)          the New York Judgment is contrary to Ontario Public Policy, or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and

(D)          the New York Judgment has been satisfied or is void or voidable under New York Law.

(d)          The Underwriters shall have received on the Closing Date an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, outside U.S. counsel for the Company, dated the Closing Date, to the effect set forth in Schedule III hereto. Such opinion shall be rendered to the Underwriters at the request of the Company and shall so state therein.

(e)          The Underwriters shall have received on the Closing Date an opinion of each of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, dated the Closing Date,  in form and substance reasonably satisfactory to you.

(f)          The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the Closing Date shall use a “cut‑off date” not earlier than the date hereof.

(g)          By the Closing Date, an application for the listing of a number of Class A Shares equal to the Maximum Number of Underlying Securities shall have been approved for listing on the NYSE, subject only to official notice of issuance, and shall have been conditionally approved for listing and posting for trading on the TSX, subject only to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances.

(h)          The several obligations of the Underwriters to purchase Additional Securities hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:

(i)          a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 5(b) hereof remains true and correct as of such Option Closing Date;

(ii)          an opinion of Stikeman Elliott LLP, outside Canadian counsel for the Company (and such counsel may arrange for separate deliveries of opinions of local counsel as described above in Section 5(c)), dated the Option Closing Date, relating to the Additional Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(c) hereof;

(iii)          an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, outside U.S. counsel for the Company, dated the Option Closing Date, relating to the Additional Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(d) hereof;

(iv)          an opinion of each of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(e) hereof;

(v)          a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP, independent public accountants, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 5(f) hereof; provided that the letter delivered on the Option Closing Date shall use a “cut-off date” not earlier than two business days prior to such Option Closing Date; and

(vi)          such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization, execution and authentication of the Additional Securities to be sold on such Option Closing Date and other matters related to the execution and authentication of such Additional Securities.

(i)          The “lock‑up” agreements, each substantially in the form of Exhibit A hereto, between you and the officers and directors of the Company relating to sales and certain other dispositions of Subject Shares and or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

6.          Covenants of the Company.  The Company covenants with each Underwriter as follows:

(a)          To furnish to you upon request, without charge, and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto) and to furnish to you in New York City and Toronto, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 6(e) or 6(f) below, as many copies of the Time of Sale Prospectus, the Prospectuses and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b)          Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses or the Canadian Base Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object in a timely manner, and to file (i) the Canadian Final Prospectus with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) the U.S. Final Prospectus with the Commission within the applicable period specified in General Instruction II.L. of Form F-10 under the Securities Act.

(c)          To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object in a timely manner.

(d)          Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)          If the Time of Sale Prospectus is being used to solicit offers to buy the Securities at a time when the U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(f)          If, during such period after the first date of the public offering of the Securities as in the reasonable opinion of counsel for the Underwriters either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Securities may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectuses, as amended or supplemented, will comply with applicable law.

(g)          To use its best efforts to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as you reasonably request, provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in any jurisdiction in which it is not otherwise so subject.

(h)          To make generally available to the Company’s security holders and to you as soon as practicable an earnings statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(i)          The Company will reserve and keep available at all times, free of preemptive rights, a number of Class A Shares equal to the Maximum Number of Underlying Securities for the purpose of enabling the Company to satisfy by Physical Settlement (if the Company so elects) its obligations to issue the Underlying Securities upon conversion of outstanding Securities.

The Company also covenants with each Underwriter that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period ending 60 days after the date of U.S. Final Prospectus (the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Subject Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission or any prospectus with any Canadian Securities Commission relating to the offering of any Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares.

The restrictions contained in the preceding paragraph shall not apply to (a) the Securities to be sold hereunder, (b) the concurrent public offering of Class A Shares pursuant to the U.S. and Canadian prospectus supplements of the Company dated September 15, 2020, (c) the issuance of Class A Shares upon the conversion of Class B multiple voting shares in accordance with their terms, (d) the issuance by the Company of Subject Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (e) Subject Shares issued or options to purchase Subject Shares or other securities granted pursuant to incentive plans of the Company referred to in the Time of Sale Prospectus and the Prospectus, (f) the filing by the Company of one or more registration statements with the Commission on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an incentive plan in effect on the date hereof and described in the Time of Sale Prospectus and the Prospectus, (g) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Subject Shares, provided that (i) such plan does not provide for the transfer of Subject Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Subject Shares may be made under such plan during the Restricted Period, (h) the entry into an agreement providing for the issuance by the Company of Class A Shares or any security convertible into or exercisable for Class A Shares in connection with the acquisition by the Company or any of its subsidiaries of the securities, technology, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement, or (i) the entry into an agreement providing for the issuance of Class A Shares or any security convertible into or exercisable for Class A Shares in connection with joint ventures, commercial relationships, debt financings, charitable contributions or other strategic corporate transactions, and the issuance of any such securities pursuant to any such agreement; provided that in the case of clauses (h) and (i), the aggregate number of Class A Shares that the Company may sell or issue or agree to sell or issue pursuant to clauses (h) and (i) shall not exceed 10% of the total number of Subject Shares issued and outstanding immediately following the completion of the transactions contemplated by this agreement; provided further that each recipient of Class A Shares or securities convertible into or exercisable or exchangeable for Class A Shares pursuant to clauses (h) and (i) shall execute a lock-up agreement substantially in the form of Exhibit A hereto.

7.          Expenses. Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all expenses incident to the performance of the Company’s obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel, the Company’s accountants in connection with the registration, qualification and delivery of the Securities under the Securities Act and Canadian Securities Laws and all other fees or expenses of the Company in connection with the preparation and filing of the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, any Marketing Materials and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified and the fees, disbursements and expenses of the Company’s accountants, (ii) all costs and expenses related to the transfer and delivery of the Securities to the Underwriters, including any transfer or other taxes payable thereon, (iii)  all expenses in connection with the qualification of the Securities for offer and sale under state securities laws as provided in Section 6(g) hereof, including filing fees and the reasonably incurred and documented fees and disbursements of counsel for the Underwriters in connection with such qualification, (iv) all costs and expenses incident to listing the Underlying Securities on the NYSE and the TSX, (v) any fees charged by rating agencies for rating of the Securities, (vi) the cost of the preparation, issuance and delivery of the Securities and the Underlying Securities, (vii) the costs and charges of the Trustees (including any agent for the Trustees and the fees and disbursements of counsel to the Trustees in connection with the Indenture and the Securities) and any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Securities, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with any road show presentations with the prior written approval of the Company, travel and lodging expenses of the representatives and officers of the Company (excluding the Underwriters and representatives of the Underwriters) and any such consultants, and 50% of the cost of any aircraft chartered in connection with any road show, (ix) the document production charges and expenses associated with printing this Agreement, and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section.  It is understood, however, that except as provided in this Section, Section 9 entitled “Indemnity and Contribution” and the last paragraph of Section 11 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Securities by them and any advertising expenses connected with any offers they may make, as well as 50% of the cost of any aircraft chartered in connection with any road show.

8.          Covenants of the Underwriters.  Each Underwriter severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.

9.          Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Marketing Materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show as defined in Rule 433(h) under the Securities Act (a “road show”), or the Prospectuses or any amendment or supplement thereto, caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein.

(a)          Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show or the Prospectuses or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, any issuer free writing prospectus, Marketing Materials, road show or the Prospectuses or any amendment or supplement thereto.

(b)          In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 9(a) or 9(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel chosen by the indemnifying party and reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonably incurred and documented fees and disbursements of such counsel related to such proceeding; provided that the failure to notify the indemnifying party shall not relieve it from any liability that it may have under the preceding paragraphs of this Section 9 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under the preceding paragraphs of this Section 9.  In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and that all such fees and expenses shall be reimbursed as they are incurred.  In the case of any such separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Representatives.  In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company.  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonably incurred and documented fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(c)          To the extent the indemnification provided for in Section 9(a) or 9(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Securities or (ii) if the allocation provided by clause 9(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 9(d)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Securities (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the Securities.  The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Underwriters’ respective obligations to contribute pursuant to this Section 9 are several in proportion to the respective aggregate principal amount of Securities they have purchased hereunder, and not joint.

(d)          The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 9(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 9(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 9, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(e)          The indemnity and contribution provisions contained in this Section 9 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Securities.

10.          Termination.  The Underwriters may terminate this Agreement by notice given by you to the Company, if  after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, the NYSE, the Nasdaq Global Market or the TSX, (ii) trading of any securities of the Company shall have been suspended on the NYSE or the TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal, New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

11.          Effectiveness; Defaulting Underwriters.  This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date, or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Securities that it has or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one‑tenth of the aggregate principal amount of the Securities to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the principal amount of Securities set forth opposite their respective names in Schedule I bears to the aggregate principal amount of Securities set forth opposite the names of all such non‑defaulting Underwriters, or in such other proportions as you may specify, to purchase the Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the principal amount of Securities that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 11 by an amount in excess of one‑ninth of such principal amount of Securities without the written consent of such Underwriter.  If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Securities and the aggregate principal amount of Securities with respect to which such default occurs is more than one‑tenth of the aggregate principal amount of Securities to be purchased on such date, and arrangements satisfactory to you and the Company for the purchase of such Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non‑defaulting Underwriter or the Company.  In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected.  Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, (which, for the purposes of this paragraph, shall not include termination pursuant to Section 10(a)(i), (iii), (iv) or (v)), the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out‑of‑pocket expenses (including the reasonably incurred fees and disbursements of their counsel) reasonably incurred and documented by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

12.          Submission to Jurisdiction; Appointment of Agent for Service.  (a) The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectus, the Time of Sale Prospectus, the Registration Statement or the offering of the Securities.  The Company irrevocably waives, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum.  To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to themselves or their property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(a)          The Company hereby irrevocably appoints Corporation Service Company, 1180 Ave of the Americas, Suite 210, New York, New York, 10036-8401, as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent.  The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto.  The Company represents and warrants that such agent has agreed to act as the agent for service of process for the Company, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

13.          Entire Agreement.  (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Securities, represents the entire agreement between the Company, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Securities.

(a)          The Company acknowledges that in connection with the offering of the Securities: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company.  The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Securities.

14.          Recognition of the U.S. Special Resolution Regimes.

(a)          In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)          In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 14, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. §1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

15.          Counterparts.  This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

16.          Applicable Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

17.          Headings.  The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

18.          Judgment Currency.  If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given.  The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency.  If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to the Underwriters hereunder, the Underwriters agree to pay to the Company an amount equal to the excess of the dollars purchased over the sum originally due to the Underwriters

19.          Notices.  All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attention: Registration Department; or Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013 Attention: General Counsel, facsimile number 1-646-291-1469; and if to the Company shall be delivered, mailed or sent to 150 Elgin Street, 8th Floor Ottawa, ON, Canada, K2P 1L4, Attention: Chief Legal Officer.

Very truly yours, SHOPIFY INC.
By:	/s/ Joseph A. Frasca
Name: Joseph A. Frasca
Title: Chief Legal Officer

[Signature Page to Underwriting Agreement]

Accepted as of the date hereof

Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.

Acting severally on behalf of themselves and the several Underwriters named in Schedule I hereto.

By:	Goldman Sachs & Co. LLC

By:	/s/ Daniel M. Young
Name: Daniel M. Young
Title: Managing Director

By:	Citigroup Global Markets Inc.

By:	/s/ Liz Milonopoulos
Name: Liz Milonopoulos
Title: Managing Director

[Signature Page to Underwriting Agreement]

SCHEDULE I

Underwriter	Principal Amount of Firm Securities To Be Purchased
Goldman Sachs & Co. LLC	336,000,000
Citigroup Global Markets Inc.	336,000,000
Credit Suisse Securities (USA) LLC	96,000,000
RBC Dominion Securities Inc.	32,000,000
Total:	800,000,000

I-1

SCHEDULE II

Time of Sale Prospectus

1.	U.S. Preliminary Prospectus issued September 15, 2020

2.	Term sheet containing the terms of the Securities, substantially in the form of Schedule II-A

SCHEDULE II-A

PRICING TERM SHEET
Dated September 15, 2020

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec, as well as with the U.S. Securities and Exchange Commission on a registration statement on Form F-10. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Shopify Inc.
$800,000,000
0.125% Convertible Senior Notes due 2025

Issuer:	Shopify Inc. (the “Issuer”)

Title of securities:	0.125% Convertible Senior Notes due 2025 (the “Notes”)

Ticker / Exchanges for Class A Shares:	SHOP / The New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”)

Aggregate principal amount offered:	$800,000,000 aggregate principal amount of Notes

Over-allotment option:	Up to an additional $120,000,000 aggregate principal amount of Notes solely to cover over-allotments

Offering price:	The Notes will be issued at a price of 100% of their principal amount, plus accrued interest, if any, from September 18, 2020, if settlement occurs after that date

Maturity:	November 1, 2025, unless earlier converted, redeemed or purchased

Interest rate:	0.125% per annum, accruing from the settlement date

Interest payment dates:	Each May 1 and November 1, starting on May 1, 2021

Record Dates:	April 15 and October 15 of each year

NYSE last reported sale price on September 15, 2020:	$929.39 per Class A subordinate voting shares (“Class A Shares”)

TSX last reported sale price on September 15, 2020:	C$1,226.90 per Class A Share

Public offering price of the Concurrent Equity Offering:	$900.00 per Class A Share

Initial conversion rate:	0.6944 of the Issuer’s Class A Shares for each $1,000 principal amount of Notes

Initial conversion price:	Approximately $1,440.09 per Class A Share

Conversion premium:	Approximately 60.0% above the public offering price of the Concurrent Equity Offering

Trade date:	September 16, 2020

Expected settlement date:	September 18, 2020

Book-running managers:	Goldman Sachs & Co. LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Co-manager:	RBC Dominion Securities Inc.

CUSIP Number / ISIN:	82509L AA5 / US82509LAA52

Use of proceeds:
We estimate that the net proceeds from the offering will be approximately $789.5 million (or approximately $908.0 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discount and estimated offering expenses payable by us.

We currently expect to use the net proceeds from the offering and the Concurrent Equity Offering to further strengthen our balance sheet, providing us flexibility to fund our growth strategies that may include: product innovation, future acquisitions and strategic partnerships. Pending their use, we intend to invest the net proceeds from the offering and the Concurrent Equity Offering in short-term, investment grade, interest bearing instruments or hold them as cash.

Redemption:
We may not redeem the Notes prior to September 15, 2023, except if less than $80 million aggregate principal amount of Notes remains outstanding as described under “Description of Notes—Cleanup Redemption” in the preliminary prospectus supplement or in the event of certain changes in Canadian tax law as described under “Description of Notes—Redemption for Changes in Canadian Tax Law” in the preliminary prospectus supplement. We may redeem for cash all or any portion of the Notes, at our option, on or after September 15, 2023 if the last reported sale price on the NYSE of the Class A Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Adjustment to conversion rate upon conversion in connection with a make-whole fundamental change or during a redemption period:
Following certain corporate events which are a “fundamental change” (as defined under “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-whole Fundamental Change or during a Redemption Period” in the preliminary prospectus supplement) that occur prior to the maturity date or if we issue a notice of redemption, we will increase the conversion rate by reference to the table below, for a holder who elects to convert its Notes in connection with such fundamental change or who elects to convert its Notes called for redemption during the related redemption period in certain circumstances as described under “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-whole Fundamental Change or during a Redemption Period” in the preliminary prospectus supplement.

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes:

	Share Price
Effective Date/Redemption Notice Date	$900.00	$1,000.00	$1,200.00	$1,440.09	$1,600.00	$1,872.12	$2,000.00	$2,250.00	$2,500.00	$3,000.00	$3,500.00	$4,000.00
September 18, 2020	0.4167	0.3465	0.2467	0.1708	0.1362	0.0951	0.0810	0.0602	0.0453	0.0266	0.0160	0.0097
November 1, 2021	0.4167	0.3432	0.2384	0.1601	0.1250	0.0843	0.0707	0.0508	0.0370	0.0203	0.0114	0.0064
November 1, 2022	0.4167	0.3361	0.2257	0.1450	0.1099	0.0702	0.0574	0.0392	0.0272	0.0134	0.0066	0.0032
November 1, 2023	0.4167	0.3247	0.2070	0.1237	0.0890	0.0519	0.0406	0.0254	0.0161	0.0065	0.0025	0.0008
November 1, 2024	0.4167	0.3097	0.1789	0.0913	0.0582	0.0273	0.0192	0.0098	0.0050	0.0012	0.0001	0.0000
November 1, 2025	0.4167	0.3056	0.1389	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates or redemption notice dates may not be set forth in the table above, in which case:

•
If the share price is between two share prices in the table or the effective date or redemption notice date, as the case may be, is between two effective dates or redemption notice dates, as applicable, in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share prices and the earlier and later effective dates or redemption notice dates, as applicable, based on a 365-day year.

•
If the share price is greater than $4,000.00 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•
If the share price is less than $900.00 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 1.1111 Class A Shares, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement.

___________________

Concurrent Equity Offering:
Concurrently with this offering, we are offering 1,100,000 Class A Shares (or 1,265,000 Class A Shares if the underwriters of such offering exercise in full their option to purchase additional Class A Shares) at a price of $900.00 per Class A Share.

The completion of this offering is not conditional upon the completion of the Concurrent Equity Offering and the completion of the Concurrent Equity Offering is not conditional upon the completion of this offering.  The Concurrent Equity Offering is expected to close on or about September 18, 2020, the same date as this offering is expected to close.

___________________

The Issuer has filed a registration statement on Form F-10 (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering to which this communication relates. The offering to which this communication relates is being made only by means of a prospectus supplement and accompanying base shelf prospectus. A copy of the prospectus supplement and accompanying base shelf prospectus related to the offering may be obtained from Citigroup, Attention: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282 (Tel: 1-866-471-2526). Copies of the prospectus supplement and accompanying base shelf prospectus may also be obtained for free from www.sec.gov and www.sedar.com.

The Notes described herein will not be listed on any securities exchange. There is currently no market through which such securities may be sold and purchasers may not be able to resell any such securities purchased under the applicable prospectus supplement relating to such securities (the “Prospectus Supplement”). This may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation. See the ‘‘Risk Factors’’ section of the applicable Prospectus Supplement.

Purchasers of securities should be aware that the acquisition of securities may have tax consequences both in the United States and in Canada. This document does not discuss U.S. or Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the securities.

An investment in the securities described herein involves significant risks that should be carefully considered by prospective investors before purchasing securities described herein. The risks outlined in the applicable Prospectus Supplement, the short form base shelf prospectus of the Issuer dated August 6, 2020 and in the documents incorporated by reference therein should be carefully reviewed and considered by prospective investors in connection with any investment in the securities described herein.

___________________

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

SCHEDULE III

Definitions:

Delaware Subsidiaries: Shopify Holdings (USA) Inc., Shopify Payments (USA) Inc., Shopify Data Processing (USA) Inc., Shopify LLC, Sello Inc., Shopify (USA) Inc., Handshake Corp. and 6 River Systems, LLC.

Disclosure Package: the U.S. Preliminary Prospectus, as amended and supplemented by the information set forth on Schedule II to the Underwriting Agreement and any Free Writing Prospectus

Scheduled Contracts: None.

Scheduled Orders: None.

Based upon the foregoing and subject to the qualifications and assumptions stated herein, we are of the opinion that:

1.          Based solely on our review of the Delaware Subsidiary Certificates, each Delaware Subsidiary is duly incorporated or formed, as applicable, and is validly existing and in good standing under the DGCL or DLLCA, as applicable.

2.          Each Delaware Subsidiary has the corporate or limited liability company, as applicable, power and authority under the DGCL or DLLCA, as applicable, to own its property and to conduct its business as described in each of the Disclosure Package and the Prospectus.

3.          Each of the Transaction Documents has been duly executed and delivered by the Company, to the extent such execution and delivery are governed by the laws of the State of New York.

4.          The Indenture constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms under the laws of the State of New York.

5.          When duly authenticated by the Co-Trustees and issued and delivered by the Company against payment therefor in accordance with the terms of the Underwriting Agreement and the Indenture, the Securities Certificates will constitute the valid and binding obligations of the Company, entitled to the benefits of the Indenture, and enforceable against the Company in accordance with their terms under the laws of the State of New York.

6.          Neither the execution and delivery by the Company of the Transaction Documents nor the consummation by the Company of the issuance and sale of the Securities contemplated thereby, nor the issuance of shares of Class A Subordinate Voting Shares initially issuable upon conversion of the Securities in accordance with the terms of the Securities and the Indenture, contravenes any Scheduled Order.
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7.          Neither the execution and delivery by the Company of the Transaction Documents nor the consummation by the Company of the issuance and sale of the Securities contemplated thereby, nor the issuance of shares of Class A Subordinate Voting Shares initially issuable upon conversion of the Securities in accordance with the terms of the Securities and the Indenture: (i) violates any law, rule or regulation of the State of New York or the United States of America or (ii) requires the consent, approval, licensing or authorization of, or any filing, recording or registration with, any governmental authority under any law, rule or regulation of the State of New York or the United States of America, except for those consents, approvals, licenses and authorizations already obtained and those filings, recordings and registrations already made.

8.          The statements in the Prospectus Supplement and the Prospectus under the caption “Description of Notes,” and “Description of Debt Securities,” other than statements contained under the caption “– Book-Entry, Settlement and Clearance” insofar as such statements purport to summarize certain provisions of the Indenture and the Securities Certificates, fairly summarize such provisions in all material respects.

9.          The Company is not and, solely after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus, will not be an “investment company” as such term is defined in the Investment Company Act of 1940.

10.          Based upon and subject to the foregoing, and subject to the qualifications, exceptions, assumptions and limitations contained herein and in the Preliminary Prospectus and the Prospectus, we are of the opinion that, under current U.S. federal income tax law, although the discussion set forth in the Preliminary Prospectus and the Prospectus under the caption “U.S. Federal Income Tax Considerations” does not purport to discuss all possible U.S. federal income tax consequences of an investment in the Notes, such discussion constitutes, in all material respects, a fair and accurate summary of the U.S. federal income tax consequences of the purchase, ownership, and disposition of the Notes.

11.          Assuming the accuracy of the representations and warranties of the Company set forth in Section 1 of the Underwriting Agreement, pursuant to Section 309 of the Trust Indenture Act of 1939, the Indenture has been qualified under the Trust Indenture Act of 1939.

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12.          (i) the Registration Statement, at the Effective Time (as defined below), and the Prospectus, as of its date, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the General Rules and Regulations thereunder (except that in each case we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom or the Statement of Eligibility on Form T-1 (the “Form T-1”)) and (ii) no facts have come to our attention that have caused us to believe that the Registration Statement, at the Effective Time (as defined below), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus, as of its date and as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that in each case we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom, the report of management’s assessment of the effectiveness of internal controls over financial reporting or the auditors’ report on the effectiveness of the Company’s internal controls over financial reporting, or the statements contained in the exhibits to the Registration Statement, including the Form T-1 (other than the statements contained in the Incorporated Documents, which Incorporated Documents are themselves required to be filed as exhibits to the Registration Statement pursuant to paragraph (4) of Part II of Form F-10 under the Securities Act and the MJDS)). In addition, on the basis of the foregoing, no facts have come to our attention that have caused us to believe that the Disclosure Package, as of the Applicable Time (as defined below), contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom, the report of management’s assessment of the effectiveness of internal controls over financial reporting or the auditors’ report on the effectiveness of the Company’s internal controls over financial reporting, or the statements contained in the exhibits to the Registration Statement to the extent included or incorporated by reference therein, including the Form T-1 (other than the statements contained in the Incorporated Documents, which Incorporated Documents are themselves required to be filed as exhibits to the Registration Statement pursuant to paragraph (4) of Part II of Form F-10 under the Securities Act and the MJDS)).

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EXHIBIT A

[FORM OF LOCK-UP LETTER]

_____________, 2020

Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.

c/o	Goldman Sachs & Co. LLC 200 West Street New York, New York 10282

c/o	Citigroup Global Markets Inc. 388 Greenwich Street, New York, New York 10013

Ladies and Gentlemen:

The undersigned understands that Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. (the “Representatives” or “you”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Shopify Inc., a Canadian corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Representatives (the “Underwriters”), of Class A subordinate voting shares of the Company (together with the Class B multiple voting shares of the Company, the “Subject Shares”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 60 days after the date of the final prospectus supplement (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Subject Shares beneficially owned (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Subject Shares, or publicly disclose the intention to do so, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Subject Shares or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to:

(a)          transactions relating to Subject Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing or public announcement under Section 16(a) of the Exchange Act, under any of the securities laws (including rules, regulations, policy statements or other such instruments or rulings) of each of the provinces and territories of Canada (collectively, “Canadian Securities Laws”) or otherwise shall be required or shall be voluntarily made during the Restricted Period in connection with any such subsequent sales of Subject Shares or other securities acquired in such open market transactions;

(b)          (i) the exercise of stock options or other similar awards granted pursuant to the Company’s equity incentive plans or (ii) the vesting or settlement of awards granted pursuant to the Company’s equity incentive plans (including the delivery and receipt of Subject Shares, other awards or any securities convertible into or exercisable or exchangeable for Subject Shares in connection with such vesting or settlement), provided that the foregoing restrictions shall apply to any of the undersigned’s Subject Shares or any security convertible into or exchangeable for Subject Shares issued or received upon such exercise, vesting or settlement;

(c)          transfers of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares:

(i)          as a bona fide gift, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document;

(ii)          if the undersigned is a natural person, to a member of the immediate family of the undersigned (for purposes of this agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption no more remote than first cousin, and shall include any former spouse);

(iii)          if the undersigned is a natural person, to any trust or other like entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

(iv)          if the undersigned is a natural person, to a corporation, partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity;

(v)          if the undersigned is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of the undersigned or any affiliate as defined in Rule 405 promulgated under the Securities Act of 1933, as amended (an “Affiliate”), wholly-owned subsidiary, limited partner, member or stockholder of the undersigned; or

(vi)          if the undersigned is a corporation, partnership, limited liability company or other entity, to any Affiliate, wholly-owned subsidiary, limited partner, member or stockholder of the undersigned or to any investment fund or other entity controlled or managed by the undersigned;

(d)          the sale of Subject Shares by officers or directors of the Company or their affiliates pursuant to an automatic share disposition plan established pursuant to Canadian Securities Laws in effect as of the date of the Underwriting Agreement, provided that the total number of Subject Shares sold pursuant such plans shall not exceed 82,488 during the Restricted Period;

(e)          (A) the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Subject Shares, provided that (i) such plan or modification does not provide for the transfer of Subject Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment or modification of such plan, such announcement or filing shall include a statement to the effect that no transfer of Subject Shares may be made under such plan during the Restricted Period, and (B) the termination of any trading plan established pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Subject Shares;

(f)          the transfer of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares to the Company, pursuant to agreements or rights in existence on the date hereof under which the Company has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the undersigned’s employment or other service relationship with the Company; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made solely to the Company pursuant to the circumstances described in this clause (f);

(g)          the transfer of Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares from the undersigned to the Company (or the purchase and cancellation of same by the Company) upon a vesting event of the Company’s securities or upon the exercise of options to purchase Subject Shares by the undersigned, in each case on a “cashless” or “net exercise” basis, or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (g);

(h)          the transfer of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares pursuant to a bona fide third party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of the Subject Shares involving a Change of Control of the Company, provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, the Subject Shares owned by the undersigned shall remain subject to the restrictions contained in this agreement;

(i)          the exercise of any right with respect to, or the taking of any other action in preparation for, a registration by the Company of Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares, provided that no transfer of the undersigned’s Subject Shares proposed to be registered pursuant to the exercise of such rights under this clause (i) shall occur, and no registration statement shall be filed, during the Restricted Period; provided that no public announcement regarding such exercise or taking of such action shall be required or shall be voluntarily made during the Restricted Period;

(j)          any transfer of Subject Shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (j); or

(k)          the conversion of Class B multiple voting shares into Class A subordinate voting shares in accordance with their terms;

provided that in the case of any transfer or distribution pursuant to clause (c), no public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, shall be required or shall be voluntarily made during the Restricted Period; and further provided that in the case of any transfer or distribution pursuant to clause (c) or (i), each donee, distributee or transferee shall concurrently with such transfer or distribution sign and deliver a lock-up letter substantially in the form of this letter. For purposes of clause (h) of this paragraph, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), after the closing of the Public Offering, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold shares having more than 50% of the voting power of all outstanding voting shares of the Company (or the surviving entity).

In addition, except as set forth in this agreement, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration or qualification for distribution of any Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Subject Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering.  The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.  This agreement shall automatically terminate, and the undersigned will, in each case, be released from its obligations under this agreement, upon the earliest to occur, if any, of (a) prior to the execution of the Underwriting Agreement, the date that the Company advises the Representatives, in writing, that it does not intend to proceed with the Public Offering or (b) the date of termination of the Underwriting Agreement (if executed) if prior to the closing of the Public Offering.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions.  Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

Very truly yours,

(Name)

(Address)